RECEIVED
2007 APR 24 A 8:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CUNNINGHAM LINDSEY GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

April 19, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

07022804

SUPPL

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc. – File No. 82 – 5143

Pursuant to the exemption under SEC rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of the Report for Voting Results dated April 12, 2007 of Cunningham Lindsey Group Inc. filed with Canadian securities' authorities.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Paula Sawyers
Associate General Council and Corporate Secretary

Enc.
PS/ch

PROCESSED
APR 2 6 2007 E
THOMSON
FINANCIAL

dlw 4/24

Cunningham Lindsey Group Inc.

REPORT ON VOTING RESULTS
Annual General Meeting of Shareholders
April 12, 2007

In accordance with section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations*, this report describes the matters voted upon and the outcomes of the votes conducted at the annual general meeting of shareholders of Cunningham Lindsey Group Inc. (the "Corporation") held on April 12, 2007.

At the meeting, there was one shareholder represented in person or by proxy holding 2,172,829 multiple voting shares ("Multiple Voting Shares"), representing 100% of the Corporation's issued and outstanding Multiple Voting Shares, and 16 shareholders holding 13,133,184 subordinate voting shares ("Subordinate Voting Shares"), representing 65.93% of the Corporation's issued and outstanding Subordinate Voting Shares.

Election of Directors

The following persons, being all of the directors listed in the Corporation's management proxy circular and nominated for election at the meeting, were elected by a majority of votes cast at the meeting by a show of hands to hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed:

Jan Christiansen
Anthony F. Griffiths
Michael R. F. Langdon
Paul L. Murray
Eric P. Salsberg
Christopher H. Sporborg
V. Prem Watsa
Robert S. Weiss

Appointment of Auditors

The resolution to reappoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the auditors was approved by a majority of votes cast at the meeting by a show of hands.

END